U.S. SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549


                              FORM 10-SB


                  GENERAL FORM FOR REGISTRATION OF
                 SECURITIES OF SMALL BUSINESS ISSUERS
  Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                   CHARTER RESOURCES INTERNATIONAL
            (Name of small business issuer in its charter)


                Nevada                                   95-4093200
     State or other jurisdiction of                    (I.R.S. Employer
     incorporation or organization                     Identification No.)


            5300 W. Sahara, #100, Las Vegas, Nevada 89146
         (Address of principal executive offices)  (zip code)


Issuer's telephone number, including area code:  (800) 781-9301


Securities registered under Section 12(b) of the Exchange Act:  None

   Title of each class    Name of each exchange on which registered

________________________________________________________________________

________________________________________________________________________

Securities registered pursuant to section 12(g) of the Act:


                     Common Stock $.002 Par Value
                           (Title of Class)


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     TABLE OF CONTENTS                                            Page

PART I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4

Item 1.   Description of Business. . . . . . . . . . . . . . . . . . 4

Item 2.   Management's Discussion and Analysis or Plan of Operation.17

Item 3.   Description of  Properties.. . . . . . . . . . . . . . . .18

Item 4.   Security Ownership of Certain Beneficial Owners and Management.20

Item 5.   Directors, Executive Officers, Promoters and Control Persons.21

Item 6.   Executive Compensation.. . . . . . . . . . . . . . . . . .24

Item 7.   Certain Relationships and Related Transactions.. . . . . .25

Item 8.   Description of securities. . . . . . . . . . . . . . . . .26

PART II. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .26

Item 1.   Market for Common Equity and Related Stockholder Matters..26

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . . .27

Item 3.   Changes In and Disagreements With Accountants. . . . . . .27

Item 4.   Recent Sales of Unregistered Securities. . . . . . . . . .27

Item 5.   Indemnification of Directors and Officers. . . . . . . . .28

PART F/S . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .31

     Financial Statements. . . . . . . . . . . . . . . . . . . . . .31

PART III . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .32

Item 1.   Exhibits Index . . . . . . . . . . . . . . . . . . . . . .32

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

This registration statement contains statements that plan for or anticipate the future. Forward-looking statements include statements about the future of operations involving the mining industry, statements about our future business plans and strategies, statements relating to management's expectations regarding the Company's production capacity and resource base, timing of receipt of mining permits and certification, timing of commencement of mining operations and most other statements that are not historical in nature. In this registration statement forward-looking statements are generally identified by the words "anticipate," "plan," "believe," "expect," "estimate," "propose," "project," and the like. Although we believe that any forward-looking statements we make in this registration statement are reasonable, because forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date the statement was made.

GLOSSARY OF SIGNIFICANT MINING TERMS

Note: The definitions of Proven (Measured) and Probable (Indicated) reserves set forth below are those used in the United States by the Securities and Exchange Commission and are set forth in SEC Industry Guide 7.
     Certain terms used throughout this report are defined below.

Gneiss: Banded or foliated metamorphic rocks.
Heap leach mining: The leaching of gold and silver from large volumes of low grade ore using a dilute solution of cyanide.
Lode Mining Claim: Deposits subject to lode claims include classic veins or lodes having well-defined boundaries, rock in place bearing valuable minerals and broad zones of mineralized rock.
Metamorphic: rock formed or altered in texture, composition or structure by heat or pressure.
Mesh: One of the openings or spaces in a screen. The value (size) of the mesh is given as the number of openings per linear inch.
Mill: A mineral treatment plant in which crushing, wet grinding and further treatment of mineralized material is conducted to concentrate the minerals. Mineralization. The overall ore genesis process resulting from the deposit of mineral traces within a rock or other geological structure. Mineralization may be an indication of a commercial ore body but generally is not economically viable unless such an ore body is found.
Mineralized (or Metal-Bearing) Material: Rock containing gold, silver, copper, lead and/or other metals. If the rock contains enough metal to have commercial value, it is referred to as ore.
Non-Ferrous: Metals other than iron and its alloys in steel.
Ore - material which can be mined and/or treated at a profit.
Ore Body: An ore body is an economically recoverable deposit of minerals, the extent of which has been defined through extensive sampling by drilling or otherwise.
Ore Concentrate: The valuable mineral extracted from the host rock which has been subjected to one or more metallurgical processes to cause the ores to separate from the worthless host rock.
Patented Mining Claim: A claim, lode or placer, for which the federal government has given deed or passed its title to the claimant. No assessment work is required on patented claims. It is not necessary to have a patent to mine and remove minerals from a valid mining claim, but a patent will give claimant exclusive title to the locatable minerals and, in most cases, the use of the surface and all other resources.
Placer Mining Claim: Deposits subject to placer claims are all those not subject to lode claims. These include the "true" placer deposits of sand and gravel containing free gold (such as those which have accumulated in the unconsolidated sediment of a stream bed) and also include many nonmetallic bedded deposits.
Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Proven (Measured) Reserves Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well- established. Probable (Indicated) Reserves Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.
Royalty: The landowner's or mineral owner's share of production, free of any costs of development or operation, reserved in connection with the creation or transfer of a mineral interest.
Schist: Medium to coarse grained metamorphic made up of laminated, often flaky layers.
Unpatented Mining Claim: A claim, possessory title to which is maintained by payment of $200 fee for assessment labor on each claim by August 31 of each year.

                                PART I

ITEM 1.   DESCRIPTION OF BUSINESS

     (A)  BUSINESS DEVELOPMENT.

     The Company was originally incorporated under the laws of the State of Utah on April 11, 1983. The domicile of the company was changed to the State of Nevada in March, 1985. The company's name changed a number of times in connection with different business combinations. The company eventually became known as Charter Sports and Entertainment Group, Inc. Under that name it provided sports marketing, television and video entertainment from January 1987 through May 1988. This business was not successful and operations were eventually discontinued. Charter Sports and Entertainment Group, Inc. remained inactive until 1996 when it secured the right to acquire certain oil and gas opportunities in the Peoples Republic of China.

     The Board of Directors continued to consider other business opportunities. In May 2000, after detailed negotiations with Mr. Stanley L. Harlow, owner of various mineral rights in the State of Nevada, the Board unanimously moved to acquire the mineral rights owned by Mr. Harlow, and to change the name of the Company to Charter Resources International. (Mr. Harlow later became Vice President of Exploration for the Company). Charter Resources International has secured mines and a mill site in the State of Nevada, and intends to become actively involved in the business of mining and exploration.

     (B)  BUSINESS OF COMPANY.

     Charter Resources International (CRI) is a Nevada-based natural resources company engaged in the recovery of minerals existing on claims owned by the company in Esmeralda, Nye and Mineral Counties in the State of Nevada. CRI is an exploration stage company, and activities have been limited to exploring and acquiring rights to explore, develop and mine properties which management believes may be suitable for development. CRI has acquired the mineral rights to what is potentially the largest Garnet deposit in North America. The Garnet deposit is located in the Black Horse Mining District of Esmeralda County, Nevada. At least 6,000,000 tons of garnet ore should be available for mining within the mapped extent of the five garnet zones of the mine. Management is committed to recovering and marketing the garnet and other minerals existing on the claims owned by the Company. Garnet is in demand worldwide as an industrial abrasive and water filtration medium. The Company has also acquired the rights to mines in the same locale containing zeolite, tungsten, and precious metals and has secured a mill site in nearby Mina, Nevada. The mine sites are located along the California/Nevada border, north of Death Valley and approximately 58 miles east of Bishop, California on Interstate 6 and Highway 360. CRI proposes to mine, mill, and market garnet during the initial phase of the Company's operational plan. During Phase Two, the Company intends to undertake a zeolite mining and milling operation.

THE GARNET DEPOSIT

     The Company has acquired mineral rights to the Chesco Garnet Mine, Esmeralda County, Nevada, whose mining origins date to before World War I. What Is Garnet? Garnet is not a single mineral. Rather, it is a group of minerals that share a common crystalline structure and a similar chemical composition. Garnet is the name given to the family of minerals for which the chemical formula is A3B2(SiO4)3, where A may be divalent ions of calcium, magnesium, iron, or manganese, and B may be trivalent ions of aluminum, iron, chromium, or more rarely manganese, titanium, vanadium, or zirconium. Garnet crystals may be found in a wide variety of rocks, ranging from gneisses and schists to metamorphic rocks. Andradite, almandine (also known as almandite) and pyrope are the most common varieties of commercially available garnet, with almandine being the hardest and heaviest type. Although almandine is the heaviest and hardest and Andradite is the lightest and softest of the garnet family, both are relatively hard and relatively heavy.

     Garnet operations at the Chesco Mine currently reflect documented deposits in excess of six million tons of almandine and Andradite garnet. Brown almandine is the prevalent type found at the Chesco Mine, with some Andradite as well. Covering 360 acres, this is potentially the largest known find in the United States. The purity of the garnet on the Chesco property has been substantiated by whole-rock chemistry and X-ray diffraction assays performed by American Assay Laboratories and Bondar-Clegg. CRI's consulting geologist verified these assays. A more important attribute not necessarily associated with the chemistry is how the garnet was formed. Due to its proximity to tungsten deposits, the garnet grains are particularly hard and exhibit extensive close-spaced fracturing and cleavage, all desirable attributes.

     Although some forms of garnet are used as semiprecious jewelry stones, the demand is greater for industrial uses. This is a function of garnet's unique chemical and physical properties:

bullet Hardness in the high range of 6 to 7.5 on the Mohs scale, making it useful as an abrasive. Almandine garnet may be 7.5 to 8.0.

bullet Specific gravity, or relative density, of 3.6 to 4.3, meaning it is "heavier" than most minerals. This results in rapid settling and thus, lower airborne dust emissions. This is an important consideration in health, contamination, and recycling issues.

bullet Inertness, meaning garnet does not react chemically with other elements or agents. It is non-polluting in the environment and non-toxic, with no leachable metals, no iron elements (ferrous-free), and usually containing less than 0.1% silica.

bullet  Non-radioactivity for ideal workplace safety.

     With recent environmental restrictions on the use of silica (sand) and other blasting agents, garnet has become the abrasive of choice for industrial applications including the sandblasting of bridges, ship hulls, oil tanks, oil pipelines, and pumping and drilling systems. It is also ideal for waterjet cutting, and other uses such as water filtration systems and sewage treatment plants.

ENVIRONMENTAL ADVANTAGES

     Decline in Use of Silica. The demand for garnet has received a boost in recent years by the movement toward elimination of crystalline silica from the workplace for health reasons. During sandblasting, silica tends to disintegrate (which is why it is not recyclable like garnet), and dust particles become airborne. Ingestion of silica into the lungs can lead to a serious illness known as silicosis. This is an occupational disease that usually affects sandblasters, rock cutters, and miners when free crystalline silica dust (silicon dioxide) is inhaled. The lung tissue reacts by developing fibrotic nodules and scarring around the trapped silica particles. If the nodules grow too large, breathing becomes difficult and death may result. Medical treatment for silicosis is limited.

     In addition, the silica dust tends to coat and cling to everything in the area of the blasting, so silica dust ends up being transported and contaminating more than just the blasting area. It is not easily recaptured or cleaned up. Since silica used in blasting usually contains other metals or elements (in contrast to the exceptional purity of garnet), use of silica in blasting can lead to contamination of the soil and surface and ground waters.

     Most countries, some states, and a few government agencies (e.g. the U.S. Navy) have restricted the use of silica for sandblasting, and the National Institute for Occupational Safety and Health (NIOSH) has recommended a nationwide ban on blasting with silica sand. It is anticipated that the use of silica sand in blasting may be eliminated within five years.

     Fortunately, garnet has proven to be a cost effective alternative medium for applications where silica sand, mineral slags and steel grit and shot have traditionally been used. As discussed below, this is due to its recyclability, low material consumption rate, purity and hardness, and high productivity rate. To capitalize on this advantage, CRI has already submitted its garnet product to the California Air Resources Board, whose certification is accepted worldwide as conclusive. This certification is expected to be received during the first half of 2001. This certification is also a requirement for bids by the federal government's General Services Administration.

HARDNESS + DENSITY = LOW DUST

     The hardness of garnet results in far less degradation, and its density gives it a greater relative weight. Thus, it is less likely to disintegrate into small particles, and it settles faster. The lower dust levels result in less cleanup, improved working conditions, greater productivity, and the ability to do blasting work in confined spaces. Low dust levels means less disruption of other concurrent or nearby functions, and reduced likelihood of fugitive dust impacting or contaminating other aspects of the job. Garnet can be more easily cleaned up and reclaimed, preventing contamination of the working area. This is especially important in outdoor applications involving bridges and ships.

PURITY

     Garnet contains no detectable heavy metal contaminants such as lead or arsenic, which have known adverse health effects. It is also non-radioactive. Its chloride and sulfate levels are very low. Garnet, being non-ferrous (iron-free), will not damage electromagnetic components or cause premature corrosion if not recovered after blasting. This makes it a desirable alternative to steel grit.

RECYCLABILITY

     Unlike silica, which is rendered unusable after sandblasting, garnet may be recaptured and recycled multiple times in an abrasive blasting application. This is a function of its toughness and low friability (breakdown tendency). Users reap tremendous benefits from the resulting higher productivity, lower consumption, and reduced cleanup. Due to the hardness of garnet and the resulting inability of a contaminant to imbed in the garnet crystal, the garnet abrasive particles tend to separate cleanly from any contaminants during processing for recycling. After a simple process of filtering, washing, and drying, the recycled garnet is ready for use.

INDUSTRIAL USES AND USERS OF GARNET

     Abrasive blasting and cleaning. Virtually anywhere that silica or slag have traditionally been used for sandblasting, garnet can be used, and to better effect. Besides its environment-friendly properties and recyclability, discussed in detail below, garnet's subangular shape and durability result in lower surface embedment. Heavy industries of all types use garnet for surface preparation such as finishing of oil tanks and natural gas pipelines, bridges, abrasive cleaning of turbine blades, and various polishing applications. Garnet is used even in commercial apparel manufacturing for denim blasting to give blue jeans their faded look, because its subangular particles cause less damage to the denim than traditional angular abrasives.

     Besides air blasting, garnet is the abrasive of choice for high-pressure water cleaning of ships' hulls and heavy equipment. It has the advantage of the smallness of its grain size-a smaller grain accelerates faster, resulting in a higher cleaning rate and therefore greater productivity. In addition, use of garnet will usually result in lower consumption of material per square foot of surface than will other conventional abrasives.

	Abrasive powders. Depending on the application, garnet can be crushed or milled into particles of varying sizes, including a very fine powder. Garnet, in this micronised form, is the prescribed mineral used in the production of the high-gloss finish (1500 mesh) required for modern television and computer monitor screens manufactured around the world. It is also used in the polishing of glass and plastic optical lenses, specialty glass products, large glass grinding, and ophthalmic grinding. Because of its non-ferrous composition, powdered garnet is ideal for metallic grinding, silicon/germanium lapping for computer memory disks, and scratch-free lapping of semi-conductor materials. It is also a prime component of sandpaper for finishing plastics, hard rubber, leather, and wood.

     Water filtration. Municipal water filtration plants, industrial wastewater treatment plants, and commercial filtration systems all rely on garnet as a filtration medium. Its high specific gravity, subangular to subrounded grain shape, durability, and consistent gradability provide the permeability and maximized surface area required for efficient filtration in water treatment and waste disposal. The National Sanitation Foundation has approved garnet for use in water filtration applications.

     Waterjet cutting. Waterjet cutting is the process of forcing water and an abrasive through a nozzle at high pressure, creating a tool that cuts through hardened materials like a blowtorch. Precision waterjet cutting shops prefer garnet for its cost-effectiveness, superior cutting speed, resulting surface finish, and non-toxicity.

The chart below shows the sizes, type, and uses for garnet.

SIZE  TYPE  USES

8-12  Mesh  Large ship hulls, real heavy rust removal

12-30 Mesh  Bridges, large metal areas for blasting

30-60 Mesh  Buildings, petroleum cleanup, surface cleaning

60-80 Mesh  Water cutting

150   Mesh  Sandpaper, surface hardening, airplane skins

1500  Mesh  Lens grinding, computer screens, and television

PRIMARY USERS BY INDUSTRY

     Several industries have traditionally been the heaviest users of garnet:

bullet Petroleum industry: for abrasive blasting or cleaning of offshore platforms, tanks and tankers, pipe racks and pipelines, and refineries.

bullet Electronic component manufacturing: in blast room applications where completely non-ferrous grains are required or where the use of steel grit or shot is precluded, due to electromagnetic components, aluminum surfaces, or sensitive substrates.

bullet Water filtration plants: as a high-density "sand" layer in water filtration systems and wastewater treatment plants.

bullet Shipbuilding: for blasting pre-construction primer, removing scale and rust, superstructure maintenance, hangar deck maintenance, fiberglass hulls, preparing aluminum surfaces. The U.S. Navy is a major consumer of industrial garnet.

bullet  Aircraft manufacturing:  aircraft fuselage surface finishing.

bullet Wood finishing: garnet sandpaper for fine cabinetmaking and furniture manufacturing.

bullet Ceramic and glass production: polishing optical components and TV and computer monitor screens.

bullet  Industrial painting: surface preparation or cleaning.

bullet Heavy equipment maintenance: overhaul of construction and military vehicles.

     With new commercial applications for garnet constantly being developed, the above list merely scratches the surface of possible uses for this versatile abrasive. With the rapidly growing demand for industrial grade garnet, CRI believes, but there is no assurance, that with a high quality product, low cost production, strong reserve position, and eventual presence in the International arena, the company will have a clear and competitive advantage in the marketplace.

GARNET VS. OTHER ABRASIVES

     Garnet has several advantages over other types of abrasives. These include:

bullet Outstanding results: In surface preparation, garnet may be used effectively on a variety of surfaces from steel to glass, provides better deep cleaning and removal of contaminants and rust, and gives more reliable surface uniformity, resulting in a truer smooth surface and improved coating adhesion.

bullet Reduced dust emissions: Due to greater hardness and the rapid settling that results from higher specific gravity, garnet blasting produces significantly lower dust levels as well as improved operator visibility, lower cleanup and recapture costs, and reduced disruption and danger to adjacent functions.

bullet Improved safety: Garnet is free of heavy metal or radioactive elements, is exceptionally low of free silica, is non-ferrous, and is inert. Accordingly, it has no health or environmental risks.

bullet Profitability and cost effectiveness: Garnet uses less material per square foot of surface in blasting; has a faster cutting time and thus greater productivity; is recyclable up to five times; has a lower consumption and loss rate; incurs reduced shipping, handling, and collection costs due to the lower consumption rate; and has lower disposal costs.

ZEOLITE

     CRI has acquired the mineral rights to 280 acres of natural zeolites located in Esmeralda County, Nevada. The next mine that the Company proposes to have in production during Phase Two is Excelsior Zeo 1. This mine will produce Zeolite. The mineral zeolite is an absorbent volcanic ash with commercial, industrial, agricultural, and environmental applications. Zeolite uses include horticultural products, soil conditioners, agricultural surfactants, feed supplements for the livestock industry, odor control and hygiene products, floor-drying agents, mineral fillers, water filtration and waste treatment systems, air filtration, petrochemical spills cleanup, ion exchange products and the cracking of hydrocarbons for gasoline. The mineral also leaches oil stains, making it a natural for driveway use.

     Zeolite is perhaps best known for its use as kitty litter. It readily eliminates odors from cat urine, ammonia, cigarette smoke, mildew, garbage, cooking, and carpet odors. In powder form it can even be applied directly to a pet's fur. In a concentrate form, it is a particularly long-lasting odor killer. Zeolites are natural, inert, non-toxic substances, which are federally classified as GRAS (generally regarded as safe) for most applications. The zeolite mineral also has effective commercial applications. Agricultural uses include enriching soil and supplementing feed. It is also a key ingredient in water and wastewater treatment. Petroleum refineries use zeolite in cracking hydrocarbons for gasoline use.

Properties of Zeolite

     The word zeolite in Greek means "boiling stone." The historic zeolite market has been composed of three distinct areas: natural, synthetic, and synthetic detergent builders. Zeolite acts as a filter, retardation agent, and absorbent. The properties that make natural zeolites commercially valuable include ammonium adsorption (aquaculture, aquarium filters, odor control applications, pet litter and water purification); moisture adsorption (desiccants, odor control, and pet litter); and ion-exchange capabilities (waste water cleanup and water purification). Zeolites have been successfully used in a wide variety of applications ranging from oil absorbents and solar panels to filtration of uranium and elimination of the boll weevil.

     CRI's researchers are directing attention to the following properties of zeolites:

bullet Adsorption: separation and sieving based upon selectivity; purification and bulk separations.

bullet Non-Regenerative processes: drying, windows, refrigerants which do not pollute.

bullet Metal separation: from liquids and solids; radioisotope removal and storage; artificial kidney dialysate regeneration; and aquaculture.

     CRI's ability to market smaller variants as well as the prime natural zeolite mineral will:

bullet  Allow development of specialty products; and

bullet Enable CRI to serve its customers more effectively and economically by delivering natural zeolites for specific purposes, with a minimum of grinding and processing.

ZEOLITE OPERATIONS

     CRI proposes to operate a fully-integrated zeolite operation including surface mining, transportation from mine to the mill, crushing, screening, drying, bagging and warehousing. CRI's modern facility will have the crushing and sizing capacity of 500 tons per day. The particle size range at CRI's facility is from 4" to minus 150 mesh. Various standard particle sizes will be available from warehouse stock. Custom particle sizing to 1500 mesh will be available upon request. CRI's on-site warehouses will have a storage capacity of 2,000 tons and will incorporate dock high loading. CRI's processing plant will be complete with laboratory, crushing, drying, sizing, packaging, warehousing, administrative support and shipping facilities. All mining and processing operations will be in compliance with regulatory and environmental agencies. CRI's zeolite operation will be the second phase of the mining operation. CRI has decided to bring the new operation on line several months after production commences on the garnet processing. This timing will allow CRI to make the necessary adjustments to the mill site in order to allow both operations to run simultaneously. Because of quality control concerns, each production line will be used solely for its own specific use.

     CRI intends to allocate sufficient funds from capital raised in future securities offerings, for the startup of phase two, the Zeolite Production Line. The allocated capital will be used to purchase rolling stock in the form of semi-tractors and dump trailers. In addition, loaders will be purchased for the mine and mill site. A mobile office, miscellaneous power tools and a portable power generator will be purchased for the mine site. CRI intends to commence processing 2,000 tons per month for the first 12 months, and 3,000 tons per month for the next 12 months. During the third year, CRI will determine what level of production to increase to, based upon demand at that time. CRI intends to have the capability of producing up to 10,000 tons per month.

TUNGSTEN

     The Company has also acquired the rights to the Black Horse Mine also in Esmeralda County. The Black Horse Mine contains high grade Tungsten which is suitable for use by the military and defense industry. The Black Horse Mine was extensively excavated for tungsten during World War I. Again, during World War II the mine was very active. The last major shipment of tungsten was recorded in 1951, when the operation shipped 4,688 tons of Black Horse Mine Moly and tungsten ore to the U.S. Vanadium mill, a subsidiary of Union Carbide, in Pine Creek, California.

     CRI's Black Horse Mine is projected at this time to come on line during the second quarter of 2002. The tungsten market has leveled off at this time, but it is anticipated that the demand for Tungsten will increase in the next eighteen months, for reasons discussed below. The tungsten will be mined and transported to CRI's mill site for processing in Mina, Nevada.

     Tungsten is a well-known strategic high-density metal. Recently it has acquired an environmental use in the form of "green bullets." The U.S. military started using tungsten bullets in the spring of 1999, because a switch to tungsten would eliminate poisoning of ground water supplies by spent lead bullets. Currently the U.S. Army is using two million green bullets a year, with plans to ultimately switch to tungsten bullets.

     The many uses of tungsten include light bulbs, metal cutting tools, drill bits, mining tools, military ordnance, high-speed steel tools, chemicals, and catalysts; wear-resistant cemented carbide materials for construction, mining, and metalworking industries; electronic, electrical, heating and lighting components; heavy metal alloys for heat sinks, armaments, and high density materials; and super alloys such as turbine blades.

     As worldwide stockpiles dwindle, new uses are arising for the hardest metal on earth. The world's largest producer, China, with 80% of the market supply, is now drastically reducing its exports of tungsten. The resulting supply and demand for tungsten will rapidly favor CRI. There is no U.S. mining of tungsten currently.

     CRI is now pursuing the formation of strategic alliances and business arrangements to provide growth opportunities and add to the significant leverage offered by its large high-grade tungsten deposits.

THE COMPANY'S OTHER BUSINESS

     The Company's other business includes:

bullet  Natural Gas Field, Northwest Colorado

     The Board is currently negotiating the acquisition of a former Mobil Oil field with geology provided by Mobil. The field contains proven reserves of 75 Billion Cubic Feet of natural gas.

bullet  Siggins Oil Field / Three Star Drilling, Lawrenceburg, Illinois

     This property presents an opportunity for oil recovery utilizing proprietary horizontal mining technique. Due to its unique geological characteristics, there is also a petrochemical disposal application.

bullet  Oil and Gas Field, Huan Hai Province, Peoples Republic of China

     The Company is finalizing negotiations on an oil and gas recovery field in the PRC including necessary Export Permits for the recovery of 4.9 Billion barrels of oil and 400 Billion Cubic Feet of Natural Gas. The Company is negotiating with a refining facility in India to accept and refine all of the available crude oil produced. Consumers for the Natural Gas recovery are readily available in China.

THE FUTURE

     There is no assurance, but management projects increases in consumption of garnet for domestic use over the next five years. Several states have already outlawed the use of silica sand as a blasting agent. This trend is expected to continue and increase in the future. Research into the disease Silicosis attributes its primary cause to the use of these silicates and prolonged exposure to the ensuing dust created by their use as a blasting agent.

     Zeolites should also provide a solid income stream to the Company within the foreseeable future. The Company intends to develop and market its high grade Zeolite into products for uses in environmental clean up, water purification, soil enhancement, feed supplement and agricultural soil treatments. The Company intends to also aggressively pursue the private label market to introduce its Zeolite based products to the individual consumers.

     Currently CRI is focusing on the opportunities that exist in oil and gas recovery. The continued demand and increasing cost of oil and gas also augurs well to the company's future. Precious metal recovery presents a unique opportunity for high returns to compliment our hard rock core business.

MARKETING

STRATEGIC VISION

     Our vision and strategic focus is to provide unequaled value to our target market segments, ranging from government users and large industries to contractors who buy garnet abrasive by the bag at their local supply store. CRI intends to compete effectively with its competitors by placing its emphasis on:

bullet  Customer-friendly ordering process, enhanced by the use of technology.

bullet Skilled, courteous sales staff, trained in helping the customers select the right product for their application.

bullet  Prompt, timely delivery of product.

bullet Competitive pricing, within the framework of providing the customer with value above all.

bullet  Quality product, correctly graded and efficiently packaged.

bullet  After-market follow-up, service, and assistance.

     In addition, we acknowledge the duty to be good stewards of the environment and the natural resources under our control, and recognize the public relations value of demonstrating our attention to environmental responsibilities. Our marketing challenge is to position our company as efficient and customer-oriented, and position our product offerings as providing high quality and outstanding value.

MACRO ENVIRONMENT, TRENDS, AND GROWTH

     The demand for industrial garnet is less susceptible to fluctuations in the domestic and worldwide economy. For example, municipalities that use it as a water filtration or treatment medium have an ongoing duty to provide their services.

     As discussed above, the clear trend in the abrasive market is away from silica and steel grit, and there are few good substitutes other than garnet. As new fields such as information technology continue to explode, the use of garnet for such things as computer screen polishing will only expand. We believe the macroeconomic indicators are all positive.

TARGET MARKET

     CRI believes, but there is no assurance, that growing demand for industrial-grade garnet will provide it with an outstanding market opportunity. The apparent high quality of CRI's garnet deposit and the anticipated low cost of production at the Nevada site will provide a competitive advantage in the marketplace. This is especially significant since much of the garnet utilized in the United States at present is imported from Australia.

     The target markets for CRI's garnet are the industries discussed above, and can be generally categorized as follows:

bullet  Heavy industry: petroleum, aircraft and shipbuilding bullet  Light industry: electronics, glass and wood finishing bullet  Government: water and wastewater treatment, Navy shipyards bullet  Commercial: building and cleaning contractors

     Initially, CRI's garnet will be offered primarily through major business-to-business distributors, starting in North America, South America, the Middle East, and Europe.

DOMESTIC MARKETS

     Garnet as an abrasive or filtration medium is a specialized product, and first-hand knowledge of the types of users, set forth above, is necessary to effectively reach these customers. There are literally thousands of domestic users whose average use is one (1) to ten (10) tons per month. As our sales staff connects with potential customers, we intend to demonstrate our understanding of their needs. Customers will look to our staff to provide them with sound recommendations and a competitive price. As we do so, we intend to gain a reputation for the ability to save the customer time and money, and help to ensure that they are satisfied with their results. In this type of specialized industry, our reputation will ultimately become our most valuable marketing tool.

FOREIGN MARKETS

     CRI has connections to garnet-consuming industries and importers around the world; the international marketplace is expected to provide a significant customer source.

COMPETITIVE ANALYSIS

     Worldwide, the major producers of industrial garnet are Australia, United States, India, China, in roughly that order. The two entities discussed below, based in Idaho and New York, are responsible for most of the U.S. production.

WESTERN GARNET

     Western Garnet International is a miner, producer and marketer of industrial-grade garnet. Their operations include garnet mining and processing facilities in northern Idaho, (Emerald Creek Garnet), and Tamil Nadu, India (Bengal Bay Garnet). Western Garnet claims to have garnet reserves of 1.75 million tons.

     At Emerald Creek, Idaho, the garnet reserves are located 180 feet beneath a dry riverbed. This overburden makes extraction more costly, and the EPA has developed environmental impact concerns given the riverbed location. Western Garnet's subsidiary, Transworld Garnet India Pvt. Ltd., is the operator of their mine and mill in southern India.

BARTON/GMA

     Barton Mines of the Adirondack Mountains of upstate New York is one of the oldest producers of garnet, having started in the sandpaper industry over a century ago. Their facilities include mining and milling operations in New York and stockpiles in several locations around North America. Barton is half owner of GMA on the coast of Western Australia. They mine and process approximately 200 tons of garnet per year at their Melbourne, Australia mine. Their site is believed to have a reserve of 2.4 million tons.

CRI'S ADVANTAGES VS. OTHER GARNET PRODUCERS

     CRI may have several advantages over its garnet production competitors. These include:

bullet CRI's garnet deposit is at or near the surface, making extraction far less costly and much more productive.

bullet The deposit appears to be the largest in North America, yielding valuable product for years to come.

bullet The quality of CRI's garnet is outstanding in terms of purity, crystalline structure, and hardness.

bullet The proximity of milling facilities reduces production and transport cost and processing time.

MARKETING STRATEGY - ADVERTISING AND PROMOTION

     Our main strategy will be to position ourselves at the top of the quality and reliability scale, featuring a combination of superb mineral product, efficient technology, and outstanding customer service. Tactics underlying that strategy include research and development related to new mining and milling technology, choosing the right channels of distribution, and communicating our quality position to the market. Programs will include marketing channel development, direct sales, and a new major presence on the Web.

     CRI intends to focus on targeted advertising efforts such as trade publications, industry trade shows, commercial-user magazines, on-site seminars, and other such avenues that carry our product information directly to known or prospective users or distributors. Once our primary industrial and commercial marketing channels have become established, we can create advertising programs for secondary outlets.

     Another key tactic will be the development of a sophisticated World Wide Web presence that goes beyond a simple "electronic catalog." By providing detailed information on use and application of the product, as well as interactive tools, we believe we can encourage the prospective customer to think of CRI as not just a supplier, but as a partner in their selection and use of garnet abrasive or filtration products.

SALES AND MARKETING

     Our Sales and Marketing Team will enable CRI to access and service both the North American and international markets. The Sales Division will be divided into Domestic (United States and Canada) and International (everywhere else).

     The Domestic Division will be divided into West, Midwest, and East Regions. Each Region will have its own Customer Service representatives to provide support for the field sales teams and to ensure that a customer's needs and concerns can be met promptly and regionally.
The International Division will be similarly structured as North & South America, Europe and the Middle East. Advertising and media relations programs will be created and administrated from the central office.

     In the beginning we intend to ship directly from the Mill Site/Warehouse Center to large end users. The next level will be to strategically position Distributors across the USA and Canada and eventually the Middle East and Europe.

     We intend to provide comprehensive support and detailed literature to our resellers, and employ aggressive motivational tactics such as incentive and reward programs. The Company's Website will be integrated with all distribution, sales office and field sales functions.

     Negotiations are underway to supply CRI's garnet to the surface preparation industry. As noted above, a shortage in domestic supply is forcing the industry to purchase garnet from overseas suppliers. It is anticipated, but there is no assurance, that all of CRI's output will be readily committed.

EMPLOYEES

     The Company presently has four employees.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

PLAN OF OPERATIONS.

     Management's plan of operation for the next twelve months is to raise $5,000,000 in additional funds by offering a $5,000,000 funding opportunity to interested financiers or sophisticated investors, and using funds from this offering to commence full scale operations. CRI proposes to mine, mill, and market garnet during the initial phase of the Company's operational plan.

During Phase Two, the Company intends to undertake a zeolite mining and milling operation. This Business Plan provides information on uses of capital to be provided by investors in the offering.

    Garnet Mine and Mill Capital Expenditures           $1,396,500
    Garnet Mine and Mill Working Capital                   404,038
    Corporate Working Capital                              449,462
    Zeolite Mine and Mill Expenditures                     400,000
    General Working Capital Reserves                       350,000
    Reserves for Future Acquisitions                     2,000,000
                                                        __________
                             Total Requirement          $5,000,000

The funding, as set forth herein, will be used in conformity with the objectives of CRI's operational and marketing strategy, to:

    Develop the company infrastructure to be able to begin mining and milling operations at the company's sites in Nevada.
    Establish the marketing and sales strategy for worldwide distribution of garnet (Phase One) pursuant to the strategic vision outlined herein. Establish the marketing and sales strategy for worldwide distribution of zeolite (Phase Two) pursuant to the strategic vision outlined herein. Accomplish positive net cash flow in monthly operations by the end of the first year of operations.


ITEM 3.   DESCRIPTION OF  PROPERTIES.

     The Company leases approximately 700 square feet of office space in Las Vegas, Nevada. This space will be used for the Company's corporate headquarters. The lease expires on February 28, 2002. Monthly lease payments are $1,200. The Company leases approximately 1600 square feet of office space in Torrance, California. This space is used for the Company's California office. The lease expires on April 9, 2002. Monthly lease payments are $3,500.

     The Company has acquired the mineral rights to the Chesco Garnet Mine, Esmeralda County, Nevada. The Chesco Garnet Mine is located in the Black Horse Mining District of Esmeralda County, 138 miles southeast of Reno, Nevada and 208 miles northwest of Las Vegas, Nevada. U.S. Highway 6 is less than a mile south of the center of the property. Elevation ranges from 5,100 feet to 5,600 feet.

     Workings at the Chesco Garnet Mine, formerly known as the Black Horse, Sally Rand, Alice, Jeta, and Molly claims (among others), consist of a linear open pit and covered adits along the Black Horse zone and a small second pit along the Harlow zone. Numerous tungsten prospect pits and trenches occur elsewhere along all four garnet zones and elsewhere in the district.

Extensive underground tungsten workings are also reported in the hangingwall of the Black Horse zone.

     The small open pit on the Harlow zone produced six hundred tons of garnet ore in 1996. The other workings are the consequence of tungsten and some molybdenum production during World Wars I and II, the Korean War, the Vietnamese war, and also 1977-78. Total production from 1940 through 1978 was about 6,000 units of wolframite, a major source of tungsten. Phelps-Dodge Copper Company reportedly drilled the district for tungsten in the 1950's.
The district was undoubtedly explored for porphyry copper-molybdenum in the 1960's and 1970's. Additional workings in similar rocks occur a mile west-northwest of the Black Horse Mine. These workings, consisting of a short adit, several trenches, and numerous drill roads, were formerly covered by the Constellation claims, also known as the Shooting Star and Comstock claims.
The Constellation claims produced 19 units of wolframite during the Korean
War.

     CRI has also acquired the mineral rights to 280 acres of natural zeolites located in Esmeralda County, Nevada, consisting of Bureau of Land Management (BLM) claims controlled by Mr. Harlow. The next mine that the Company proposes to have in production during Phase Two is Excelsior Zeo 1. This mine will produce Zeolite.

THE MILL

     CRI has secured a mill site in Mina, Nevada. The Company filed location certificates covering the site with the Bureau of Land Management to secure the site. The site consists of sixty acres of a fully-fenced milling facility. The mill site contains an electrical substation, office lab, three utility buildings, enclosed milling and bagging building, and separate living quarters. Two functioning water wells, each producing in excess of 300 gallons per minute, are part of the property. Included in the acquisition is an extensive inventory of milling and processing equipment. The mill, built at a cost in excess of $3 million in 1986, was never put into operation. Equipment and site renovation are required. The site is capable of processing all of the ores that the Company mines. CRI has negotiated a favorable purchase price for the plant and equipment, including the water rights.

     CRI estimates the head ore in the garnet deposit is 70-80% pure garnet before processing. After milling and magnetic separation, the resulting product will be 94-96% pure, which meets or exceeds the purity offered by competitors. The CRI mill will utilize the latest state-of-the-art cleaning and separation equipment. CRI expects to be able to produce a maximum of 10,000 tons/month when operating at full capacity. CRI's garnet will be available for sale available directly from the processing plant. The route from the Chesco and Black Horse Mines to the Excelsior Zeo 1 Mine and the Blue Star Mine is via Highway 6 to Highway 360, and forms a direct route to the Mina milling facility. This 18-mile loop provides excellent convenience and an ideally situated field and headquarters facility accessing the mining operations.

OTHER MINING PROPERTIES - BLUE STAR MINE

     CRI has also acquired the mineral rights to a potentially highly productive precious metals claim, the Blue Star mine located in Mineral County. Currently assays are being performed on the 800-acre mine site. Based upon preliminary findings CRI believes this mine site will be best suited as a heap leach operation. For the site to prove workable as a heap leach operation, it must produce at least 0.015 ounces of gold per ton. Our geologists believe that evidence points to 0.50 or as much as 0.60 ounces of gold per ton. The most successful heap leach mining property in Nevada lies approximately five miles from the site, and their findings are in the range mentioned above.

     Since the mine site is located in Nevada, management estimates that the permit process will take approximately 2-3 years. Once the permits are approved it will take 12-14 months to build the facility. Based upon preliminary assays it is anticipated that the facility will produce gold, silver, platinum, and palladium. CRI intends to complete all of their core drillings and assays on the 800-acre mine site over the next 12 months. Several groups have approached CRI with experience in heap leaching to discuss a joint venture to develop this property.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table contains stock ownership information about officers or directors, and other stockholders who we know to be beneficial owners of more that 5% of our stock. A beneficial owner of stock is any person who has or shares the power to decide how to vote or whether to dispose of the stock.

                          Title of    Amount & Nature of   % of
Name and Address           Class      Beneficial Ownership Class*
Lawrence J. &             Common      8,050,000  shares    22.5 %
Katherine D.Muno
9029 Airport Blvd #90053
Los Angeles, CA 90009


Peter R. Del Mastro       Common       7,900,000  shares   21 %
6285 E Spring St #312
Long Beach, CA 90808

Richard F. Fatigati       Common       1,500,000  shares    4.2 %
20796 Boca Ridge Drive
North Boca Raton, FL 33428

Stanley L. Harlow         Common               0  shares
P.O. Box 1770
Barstow, Ca. 92312

All officers and          Common      17,900,000  shares   50.2 %
directors as
a group (4 persons)

* based on 35,676,500 shares outstanding

     The foregoing amounts include all shares these persons are deemed to beneficially own regardless of the form of ownership. Lawrence J. Muno & Katherine D. Muno are husband and wife. Each is considered a beneficial owner of stock held by the other.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     (A)  IDENTIFY DIRECTORS AND EXECUTIVE OFFICERS.

     The following table lists the names and ages of all directors and executive officers and all persons nominated or chosen to become directors and executive officers of the Company, and all the positions and offices that each person held with the Company. Directors are elected for a period of one year and thereafter serve until their successors are duly elected by the stockholders and qualified. Officers and other employees serve at the will of the Board of Directors.

                             Term Served As     Positions
Name of Director/Officer Age Director/Officer   With Company
Lawrence J. Muno         61  Since July 1, 1988 Chairman of the Board

Peter R. Del Mastro      46  Since August1,1996 President and Director

Katherine D. Muno        54  Since July 1, 1988 Director*

Richard F. Fatigati      55  November 3, 2000   Secretary


Stanley L. Harlow        62  November 3, 2000   Vice President -
                                                Exploration

* Katherine D. Muno resigned as Secretary effective November 3, 2000; the board elected Richard F. Fatigati as Secretary to replace her.

     A brief description of their background and business experience is as follows:

     LAWRENCE J. MUNO, CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER Mr. Muno's early professional life was spent in the sports and entertainment industry as a sports agent. He was the Chairman of the Board of the first and only publicly held sports management, entertainment and production company. Mr. Muno is a past President of the Association of Representatives of Professional Athletes for nine years. During his tenure, he helped write the Association's code of ethics and instituted its continuing education and seminar program. As a sports agent, he negotiated contracts for such prominent athletes as Joe Montana, Dwight Clark, Fred Solomon, Bill Lewis, John Scully, Ray Wersching and Steve Sax. In 1991 Mr. Muno decided to pursue a long held desire to create a resort development and finance company. He joined with Peter R. Del Mastro to form a partnership, which later evolved into several companies including Golf Course Development, Golf Course Brokerage, Financial Consulting and Foreign Investments. In 1995 their company became the authorized representatives of two major international trusts. This relationship grew and diversified to the point when financing was provided for several large resort properties as well as a variety of international developments. Mr. Muno is a graduate of Loyola Marymount University, Los Angeles. He and his wife Katherine are the parents of six grown children.

     PETER R. DEL MASTRO, PRESIDENT AND CHIEF OPERATING OFFICER. Mr. Del Mastro has been a successful investor, manager and financial consultant in numerous large privately held ventures. Mr. Del Mastro has negotiated corporate real estate transactions with such Fortune 500 companies as McDonalds Corp., Home Depot, Viacom, Thrifty Drugs, PepsiCo/Taco Bell, Wendy's, Kenny Rogers, American Golf, National Golf Properties, Dye Designs/Perry Dye, and The Walters Group. Mr. Del Mastro has organized, structured, consulted and served as financial advisor to many business ventures in various industries including real estate, manufacturing, financial services and foreign investments. Mr. Del Mastro was born in Fresno, California and attended California State University, Fresno. Mr. Del Mastro started in the food and beverage industry while attending college. He continued his career in this field until he moved to Southern California in 1981. From 1986 until 1991, Mr. Del Mastro worked in real estate development and brokerage where he successfully completed over $38 million dollars in sales and leases. From 1991 until the present, Mr. Del Mastro has been involved in several privately held corporations, which have proven to be successful. In 1991, Mr. Del Mastro and Mr. Lawrence J. Muno formed a partnership which later evolved into several different companies including Golf Course Development, Golf Course Brokerage, Financial Consulting and Foreign Investments. Mr. Del Mastro is also very active in his community while contributing his financial expertise to several large non-profit charitable organizations

     KATHERINE D. MUNO, served as Secretary of the company until her resignation on November 3, 2000, but continues to serve as a director. Ms. Muno is Vice President of Administration for Klabin Company, Industrial Realtors in Los Angeles, California. Ms. Muno is the wife of Lawrence J. Muno, Chairman of the Board.

     The directors hold no directorships in any other company subject to the reporting requirements of the Securities Exchange Act of 1934.

     RICHARD F. FATIGATI, SECRETARY AND CHIEF INFORMATION OFFICER. Mr. Fatigati's 15-year career in institutional bond sales and financial consultancy has been strong1y insurance industry driven. He has executed numerous large transactions, some in excess of several hundred million dollars, with major life and property and casualty institutions. These include private placement, sale-leaseback, Eurobond, municipal and corporate bond deals. He has been vice president of fixed income sales at Marcus, Stowell & Beye, Meridian Bank Securities, ABN AMRO Securities USA, Interstate/Johnson Lane and Advest. The later part of his bond career has been devoted to private placement sales, including the placing of a large sale-leaseback property for Mesirow Realty Sail-Leaseback. Additionally, he also helped re-engineer an equity-linked note. Mr. Fatigati was born in New York City, and holds a B.A. from Lehigh University and an M.A. from the University of Miami. Prior to his financial career Mr. Fatigati enjoyed a successful 10-year career as a journalist for major market dailies in Iowa and Florida. Mr. Fatigati is an avid golfer and competitive chess player, holding expert titles in both over the board and postal play.

     STANLEY L. HARLOW, VICE PRESIDENT OF EXPLORATION. Mr. Harlow was born in Red Bluff, California and spent his early years on a ranch in Mancos, Colorado. It was while in Colorado as a young boy he visited the mines in Silverton and began his lifelong career in mining. The family moved to

Redding, California where he was raised and educated. Following service in the U.S. Marine Corps. he traveled the length and breadth of North and South America, exploring and prospecting for gold and silver in Canada, Peru and Brazil. Most of his life has been spent prospecting for and recovering precious metals and industrial minerals in the Southwest United States. Mr. Harlow brings a lifetime of mining experience and an impeccable reputation to the Company. Among the companies he has consulted for and been employed by are Noranda Mining Company (Canada and the U.S.), Glamis Gold Corp. (Canada and the U.S.), Brighton Minerals (Brazil), J&J Research (Lucerne Valley, California), SJS Mining and Research (Lucerne Valley, California), Grandview Resources (Canada), and Bulldog Resources (Canada). Mr. Harlow currently resides in Barstow, California.

     (B)  IDENTIFY SIGNIFICANT EMPLOYEES.

     None other than the persons previously identified.

     (C)  FAMILY RELATIONSHIPS.

     Lawrence J. Muno & Katherine D. Muno are husband and wife. There are no other family relationships among directors, executive officers, or persons nominated or chosen by the issuer to become directors or executive officers.

     (D)  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS.

     Except as described herein, no present officer or director of the Company; 1) has had any petition filed, within the past five years, in Federal Bankruptcy or state insolvency proceedings on such person's behalf or on behalf of any entity of which such person was an officer or general partner within two years of filing; or 2) has been convicted in a criminal proceeding within the past five years or is currently a named subject of a pending criminal proceeding; or 3) has been the subject, within the past five years, of any order, judgment, decree or finding (not subsequently reversed, suspended or vacated) of any court or regulatory authority involving violation of securities or commodities laws, or barring, suspending, enjoining or limiting any activity relating to securities, commodities or other business practice.

OUTSIDE CONSULTANTS

DONALD G. STRACHAN, ECONOMIC GEOLOGIST
Mr. Strachan is a Certified Professional Geologist with a Master of Science degree in geology from the New Mexico Institute of Mining and Technology. By reputation, he is considered one of the premier geologists in the area. As a consulting economic geologist throughout North America and internationally, Mr. Strachan has been involved in projects relating to outcrop mapping, photo interpretation, geochemical and geophysical prospecting, drilling, discovery, development, mining, and environmental reclamation. His projects in the Western United States have included precious metals, uranium, and base metals in a variety of rock ages and types. Mr. Strachan has published and lectured throughout North America on a variety of geologic topics.

SUSAN I. KING, GEOLOGIST
Ms. King has nine years' experience as a laboratory manager and quality control manager at American Assay Laboratories Corp., a leading assay company based in Sparks, Nevada. She was directly responsible for production turnaround and employee supervision, as well as development of the quality control program for all gold and geochemical assay results. Prior to her work with AAL, Ms. King worked as a reconnaissance field geologist. She has a Master of Science in Geology degree from the South Dakota School of Mines and Technology, and a Bachelor of Science with Honors in Geology from the University of Western Ontario in London, Canada.

JEFF RASMUSSEN, FIELD GEOLOGIST
Mr. Rasmussen is an exploration/operations geologist with 18 years of experience in North America. He has been responsible for exploration and acquisition of precious metal deposits, and has designed and supervised reverse circulation and core drilling. He has also performed detailed geologic mapping and geochemical sampling, as well as gravity, magnetic, and induced polarization surveys. Mr. Rasmussen has a Bachelor of Science in Geology degree from the University of Nevada, Mackay School of Mines.

PALMER AND COMPANY
Palmer & Company Business Management, LLC was founded by Jeff R. Palmer and Sandra Lochridge in 1992 to provide consulting and accounting and tax services to private businesses and high net worth individuals in the entertainment and business communities. The firm was an outgrowth of Mr. Palmer's successful entrepreneurial practice as a partner in a well-established regional firm. Over the years Mr. Palmer has consulted to numerous companies in the areas of equity and debt structuring and financing. Palmer currently provides consulting services to several public companies and is knowledgeable in SEC rules and requirements. Mr. Palmer is a Certified Public Accountant in the State of California.

ITEM 6.   EXECUTIVE COMPENSATION.

     The Company has not paid or accrued any cash compensation to its executive officers during the past three fiscal years. The Company has made restricted stock awards to its executive officers, as compensation for their services to the Company, in the amounts shown below:

Lawrence J. Muno          7,500,000  shares
Peter R. Del Mastro       7,500,000  shares
Richard F. Fatigati       1,500,000  shares

The aggregate market value of the restricted stock awards is not determinable because of the lack of market quotations.

COMPENSATION OF DIRECTORS     None

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

     The Company has not entered into any contracts or arrangements with any named executive officer which would provide such individual with a form of compensation resulting from such individual's resignation, retirement or any other termination of such executive officer's employment with the Company or its subsidiary, or from a change-in-control of the Company or a change in the named executive officer's responsibilities following a change-in-control.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Company has entered into certain transactions with officers, directors or affiliates of the Company which include the following:

     The Company has made restricted stock awards to its executive officers, as compensation for their services to the Company, in the amounts shown below:

Lawrence J. Muno          7,500,000  shares
Peter R. Del Mastro       7,500,000  shares
Richard F. Fatigati       1,500,000  shares

     In May 2000, after detailed negotiations with Mr. Stanley L. Harlow, owner of various mineral rights in the State of Nevada, the Board unanimously moved to acquire the mineral rights owned by Mr. Harlow, which consists of Bureau of Land Management (BLM) claims known as the Chesco Lode Claims, the Zeolite Placer Claims, and the Blue Star Mine Claims. Mr. Harlow was not previously affiliated with the Company, but afterward became Vice President of Exploration for the Company. The Company must pay Mr. Harlow a production royalty of Five (5%) of the Net Smelter Returns (NSR), on the claims, with a monthly minimum of Three Thousand Dollars ($3,000.00) on the Chesco Lode Claims, One Thousand Five Hundred Dollars ($1,500.00) on the Zeolite Placer Claims, and Three Thousand Dollars ($3,000.00) on the Blue Star Mine Claims. This royalty payment will commence on the Chesco and Zeolite Claims on March 1, 2001. The Blue Star Mine Claims royalty fees will commence on September 7, 2001.

     Except as disclosed in this item, in notes to the financial statements or elsewhere in this report, the Company is not aware of any indebtedness or other transaction in which the amount involved exceeds $60,000 between the Company and any officer, director, nominee for director, or 5% or greater beneficial owner of the Company or an immediate family member of such person; nor any relationship in which a director or nominee for director of the Company was also an officer, director, nominee for director, greater than 10% equity owner, partner, or member of any firm or other entity which received from or paid the Company, for property or services, amounts exceeding 5% of the gross annual revenues or total assets of the Company or such other firm or entity.

ITEM 8.   DESCRIPTION OF SECURITIES.

COMMON STOCK

     We are authorized to issue 100,000,000 shares of common stock. 35,676,500 shares of common stock are presently outstanding. The common stock is fully paid and non-assessable. The holders of common stock are entitled to equal dividends and distributions, per share, on the common stock when, as and if declared by the board of directors from funds legally available for that. No holder of any shares of common stock has a pre-emptive right to subscribe for any securities nor are any common shares subject to redemption or convertible into other securities. Upon liquidation, dissolution or winding up, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of common stock is entitled to one vote on the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of our common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the board of directors.

                               PART II

ITEM 1.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     (A)  MARKET INFORMATION.

     Prior to this offering, there has been no public market for the common stock. Our common stock has not been quoted and is not listed on any national securities exchange or the Nasdaq Stock Market, and has not been traded in the over-the-counter market. No shares are subject to outstanding options or warrants to purchase, nor are there any outstanding securities convertible into common equity.

     Our common stock may be considered a low priced security under rules promulgated by the Securities and Exchange Commission. Under these rules, broker-dealers participating in transactions in these securities must first deliver a risk disclosure document which describes risks associated with these stocks, broker-dealers' duties, customers' rights and remedies, market and other information, and make suitability determinations approving the customers for these stock transactions based on financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing, provide monthly account statements to customers, and obtain specific written consent of each customer. With these restrictions, the likely effect of designation as a low priced stock is to decrease the willingness of broker-dealers to make a market for the stock, to decrease the liquidity of the stock and increase the transaction cost of sales and purchases of these stocks compared to other securities.

     (B)  HOLDERS.

     As of May 24, 2001, there were 127 record holders of the Company's Common Stock.

     (C)  DIVIDENDS.

     Charter Resources International has not previously paid any cash dividends on common stock and does not anticipate or contemplate paying dividends on common stock in the foreseeable future. Our present intention is to utilize all available funds for the development of our business. The only restrictions that limit the ability to pay dividends on common equity or that are likely to do so in the future, are those restrictions imposed by law. Under Nevada corporate law, no dividends or other distributions may be made which would render a company insolvent or reduce assets to less than the sum of liabilities plus the amount needed to satisfy outstanding liquidation preferences.

ITEM 2.   LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings. No such action is contemplated by the Company nor, to the best of its knowledge, has any action been threatened against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     There are not and have not been any disagreements between the Company and their accountants on any matter of accounting principles or practices or financial statement disclosure.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     The Company sold the following securities within the past three years without registering the securities under the Securities Act:

     In March, 2000, the Company issued 15,000,000 shares of common stock to two officers/directors for services rendered from August 1, 1996 through March 31, 2001. This transaction was not registered under the Act in reliance on the exemption from registration in Section 4(2) of the Act, as a transaction not
involving any public offering.    These securities were issued as restricted
securities and the certificates were stamped with restrictive legends to prevent any resale without registration under the Act or in compliance with an exemption.

     In March, 2000, the Company issued 1,500,000 shares of common stock to a consultant, who became an officer of the Company in November 2000, for services rendered from November 26, 1998 through March 31, 2001. This transaction was not registered under the Act in reliance on the exemption from registration in Section 4(2) of the Act, as a transaction not involving any
public offering.    These securities were issued as restricted securities and
the certificates were stamped with restrictive legends to prevent any resale without registration under the Act or in compliance with an exemption.

     In June, 2000, the Company issued 400,000 shares of common stock to a consultant for accounting/business consulting services rendered from July 1, 1998 through June 30, 2000. This transaction was not registered under the Act in reliance on the exemption from registration in Section 4(2) of the Act, as
a transaction not involving any public offering.    These securities were
issued as restricted securities and the certificates were stamped with restrictive legends to prevent any resale without registration under the Act or in compliance with an exemption.

     In July, 2000, the Company issued 600,000 shares of common stock to a consultant for contracted services rendered from July 1, 2000 through March 31, 2001. The contract was for accounting/business consulting at $750 per month for nine months. This transaction was not registered under the Act in reliance on the exemption from registration in Section 4(2) of the Act, as a
transaction not involving any public offering.    These securities were issued
as restricted securities and the certificates were stamped with restrictive legends to prevent any resale without registration under the Act or in compliance with an exemption.

     On November 17, 2000, the company issued 700,000 shares of Common Stock to two persons in exchange for accounting and consulting services rendered to the company. This transaction was not registered under the Act in reliance on the exemption from registration in Section 4(2) of the Act, as a transaction not involving any public offering. These securities were issued as restricted securities and the certificates were stamped with restrictive legends to prevent any resale without registration under the Act or in compliance with an exemption.

     On December 8, 2000, the company sold 40,000 shares of Common Stock to two persons in exchange for $20,000 cash. This transaction was not registered under the Act in reliance on the exemption from registration in Section 4(2) of the Act, as a transaction not involving any public offering. These securities were issued as restricted securities and the certificates were stamped with restrictive legends to prevent any resale without registration under the Act or in compliance with an exemption.

     On December 11, 2000, the company issued 10,000 shares of Common Stock to one person in exchange for consulting services rendered to the company. This transaction was not registered under the Act in reliance on the exemption from registration in Section 4(2) of the Act, as a transaction not involving any public offering. These securities were issued as restricted securities and the certificates were stamped with restrictive legends to prevent any resale without registration under the Act or in compliance with an exemption.


ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

(a) Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

1. A corporation may indemnify any person who was or is a party or is threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)  By the stockholders;

(b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

(c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or

(d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than director of officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

(a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person."

(b) The registrant's Articles of Incorporation and By-Laws limit liability of its Officers and Directors to the full extent permitted by the Nevada Business Corporation Act.

                               PART F/S

     FINANCIAL STATEMENTS.

     See attached Financial Statements and Schedules.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [A Development Stage Company]

                           FINANCIAL STATEMENTS

                          MARCH 31, 2001 AND 2000

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [A Development Stage Company]




                                 CONTENTS

                                                          PAGE

          Independent Auditors' Report                      1


          Balance Sheets, March 31, 2001 and 2000           2


          Statements of Operations, for the years ended
            March 31, 2001 and 2000 and from
            the re-entering of development stage on
            August 15, 1996 through March 31, 2001          3


          Statements of Stockholders' (Deficit),
            from the re-entering of development stage
            on August 15, 1996 through March 31, 2001   4 - 5


          Statements of Cash Flows, for the years ended
            March 31, 2001 and 2000 and from the
            re-entering of development stage on
            August 15, 1996 through March 31, 2001      6 - 7


          Notes to Financial Statements                8 - 15

                       INDEPENDENT AUDITORS' REPORT



Board of Directors
CHARTER RESOURCES INTERNATIONAL
Las Vegas, Nevada

We have audited the accompanying balance sheet of Charter Resources International [a development stage company] at March 31, 2001, and the related statements of operations, stockholders' (deficit) and cash flows for the years ended March 31, 2001 and 2000 and for the period from the re-entering of development stage on August 15, 1996 through March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Charter Resources International [a development stage company] as of March 31, 2001 and the results of its operations and its cash flows for the years ended March 31, 2001, and 2000, and for the period from the date of re-entering of development stage on August 15, 1996 through March 31, 2001, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no on-going operations, has incurred substantial losses since its inception, has current liabilities in excess of current assets and has a stockholders' deficit. These factors raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regards to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


/S/PRITCHETT, SILER & HARDY, P.C.
PRITCHETT, SILER & HARDY, P.C.
May 8, 2001
Salt Lake City, Utah

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [A Development Stage Company]


                              BALANCE SHEETS

                                  ASSETS



                                                       March 31,
                                                          2001
                                                    ______________
CURRENT ASSETS:
  Cash                                                 $        -
  Prepaid expenses                                          4,800
                                                    ______________
        Total Current Assets                                4,800

PROPERTY AND EQUIPMENT, net                                 2,282

                                                    ______________
                                                       $    7,082
                                                    ______________


                  LIABILITIES AND STOCKHOLDERS' (DEFICIT)


CURRENT LIABILITIES:
   Bank overdraft                                      $    1,093
   Accounts payable                                        14,435
   Accounts payable - related parties                     122,324
   Accrued expenses                                         5,049
                                                    ______________
        Total Current Liabilities                         142,901
                                                    ______________

STOCKHOLDERS' (DEFICIT):
  Common stock, $.002 par value, 100,000,000
   shares authorized, 35,676,500
   shares issued and outstanding                           71,353
  Capital in excess of par value                          220,622
  Retained (deficit)                                     (145,850)
  Deficit accumulated during the re-entering
     of development stage                                (281,944)
                                                    ______________
        Total Stockholders' (Deficit)                    (135,819)
                                                    ______________
                                                       $    7,082
                                                    ______________



The accompanying notes are an integral part of these financial statements.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [A Development Stage Company]


                         STATEMENTS OF OPERATIONS

                                                     Cumulative from
                                                    the Re-entering of
                                        For the     Development Stage
                                      Years Ended      on August 15,
                                        March 31,      1996 through
                                   ___________________  March 31,
                                      2001     2000       2001
                                    ________ _________ ___________

REVENUE                             $      - $       -  $        -
                                    ________ _________ ___________
EXPENSES:
General and administrative          185,575     17,479     281,944
                                    ________ __________ ___________

   Total Expenses                    185,575     17,479     281,944
                                    _________ _________ ___________

LOSS FROM OPERATIONS                (185,575)   (17,479)   (281,944)

CURRENT INCOME TAXES                       -          -           -

DEFERRED INCOME TAX                        -          -           -
                                    _________ _________ ___________

NET LOSS                            $(185,575)$ (17,479) $ (281,944)
                                    _________ _________ ___________

NET LOSS PER SHARE                  $   (.01) $    (.00) $     (.01)
                                    _________ _________ ___________















The accompanying notes are an integral part of these financial statements.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [A Development Stage Company]

                   STATEMENT OF STOCKHOLDERS' (DEFICIT)

               FROM THE RE-ENTERING OF DEVELOPMENT STAGE ON

                  AUGUST 15, 1996 THROUGH MARCH 31, 2001

                                                               Deficit
                                                             Accumulated
                                                             During the
                      Common Stock     Capital in          Re-entering of
                  ____________________ Excess of  Retained   Development
                     Shares   Amount   Par Value   Deficit      Stage
                  __________ _________ __________ ________ _____________
BALANCE,
August 15, 1996   7,390,500    14,781    131,069 (145,850)            -

September 1996,
shares issued for
services rendered
and prepaid expenses,
valued at $20,000,
or $.002 per
share.           10,000,000    20,000          -       -              -

Company expenses
paid by a shareholder
accounted for as
contributions to
capital,
February 1997             -         -     48,950       -              -

February 1997, shares
issued for $100 cash
or $.002 per share    5,000        10         90       -              -

February 1997, shares
issued for services
rendered valued at
$500,  or $.002 per
share                25,000        50        450       -              -

Net loss for the
year ended
March 31, 1997            -         -          -       -        (30,302)
                  __________ _________ __________ ________ _____________
BALANCE,
March 31, 1997   17,420,500    34,841    180,559 (145,850)      (30,302)

Net loss for the
year ended
March 31, 1998            -         -          -        -       (36,158)
                  __________ _________ __________ ________ _____________
BALANCE,
March 31, 1998   17,420,500    34,841    180,559 (145,850)      (66,460)

Net loss for the
year ended
March 31, 1999            -         -          -        -       (12,430)
                  __________ _________ __________ ________ _____________
BALANCE,
March 31, 1999   17,420,500    34,841    180,559 (145,850)      (78,890)

March 2000, stock
  issued for services
  rendered from
  August 1, 1996
  through March 31,
  2001, at  $.002
  per share       15,000,000    30,000          -        -             -

March 2000, stock
  issued for services
  rendered from
  November 26, 1998
  through March 31,
  2001, at  $.002
  per share        1,500,000     3,000          -        -             -

Net loss for the
year ended
March 31, 2000            -         -          -        -       (17,479)
                  __________ _________ __________ ________ _____________





                                [Continue]

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [A Development Stage Company]

                   STATEMENT OF STOCKHOLDERS' (DEFICIT)

               FROM THE RE-ENTERING OF DEVELOPMENT STAGE ON

                  AUGUST 15, 1996 THROUGH MARCH 31, 2001

                                [CONTINUED]
                                                               Deficit
                                                             Accumulated
                                                             During the
                      Common Stock     Capital in          Re-entering of
                  ____________________ Excess of  Retained   Development
                     Shares   Amount   Par Value   Deficit      Stage
                  __________ _________ __________ _________ _____________
BALANCE, March 31,
2000             33,920,500    67,841    180,559  (145,850)      (96,369)

June 2000, stock
issued for
consulting
services rendered,
valued at $.01 per
share.              400,000       800      3,200         -             -

July through
October 2000,
stock issued
for consulting
services rendered,
valued at $.0113
per share.        1,100,000     2,200     10,175         -             -

November 2000 stock
issued for consulting
services rendered,
valued at $.02
per share.          210,000       420      3,780         -             -

December 2000 through
January 2001, stock
issued for cash at
$.50 per share.      46,000        92     22,908         -             -

Net loss for the
year ended
March 31, 2001            -         -          -         -      (185,575)
                  __________ _________ __________ _________ _____________
BALANCE,
March 31, 2001   35,676,500 $  71,353 $  220,622 $(145,850)$    (281,944)
                  __________ _________ __________ _________ _____________






















The accompanying notes are an integral part of this financial statement.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [A Development Stage Company]

                         STATEMENTS OF CASH FLOWS

                                                    Cumulative from
                                                   the Re-entering of
                                        For the    Development Stage
                                       Year Ended     on August 15,
                                         March 31,    1996 through
                                  ____________________ March 31,
                                      2001    2000       2001
                                  __________ _________ __________
Cash Flows From Operating Activities:
  Net loss                        $ (185,575)$ (17,479)$ (281,944)
  Adjustments to reconcile net
    loss to net cash used by
    operating activities:
    Stock issued for services         24,575     6,430     51,505
    Depreciation expense                 156         -        156
    Non-cash expense                       -         -     48,950
    Changes in assets and liabilities:
      Decrease in prepaid expenses    10,430     4,000      4,630
      Increase in bank overdraft       1,093         -      1,093
      Increase in accounts payable     6,435     2,000     10,435
      Increase in accounts payable
        - related parties            122,324         -    139,464
      Increase in accrued expenses         -     5,049      5,049
                                  __________ _________ __________
        Net Cash (Used) by
          Operating Activities       (20,562)        -    (20,662)
                                  __________ _________ __________
Cash Flows From Investing Activities:
  Payments for equipment              (2,438)        -     (2,438)
                                  __________ _________ __________
        Net Cash (Used) by
          Investing Activities        (2,438)        -     (2,438)
                                  __________ _________ __________
Cash Flows From Financing Activities:
  Proceeds from sale of stock         23,000         -     23,100
                                  __________ _________ __________
        Net Cash Provided by
          Financing Activities        23,000         -     23,100
                                  __________ _________ __________
Net Increase (Decrease) in Cash            -         -          -

Cash at Beginning of the Year              -         -          -
                                  __________ _________ __________
Cash at End of the Year           $        - $       - $        -
                                  __________ _________ __________








                                [Continued]

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [A Development Stage Company]

                   STATEMENTS OF CASH FLOWS [Continued]

                        INCREASE (DECREASE) IN CASH

                                                    Cumulative from
                                                   the Re-entering of
                                        For the    Development Stage
                                       Year Ended     on August 15,
                                         March 31,    1996 through
                                  ____________________ March 31,
                                      2001    2000       2001
                                  __________ _________ __________
Supplemental Disclosures of Cash Flow Information:

  Cash paid during the period for:
    Interest                      $        - $       - $        -
    Income taxes                  $        - $       - $        -


Supplemental Schedule of Noncash Investing and Financing Activities:
  For the year ended 2001:
  June 2000, the Company issued 400,000 shares of common stock for debt relief in the amount of $4,000, or $.01 per share.

  July through October 2000, the Company issued 1,100,000 shares of common stock for services rendered valued at $12,375, or $.0113 per share.

  November 2000, the Company issued 210,000 shares of common stock for services rendered valued at $1,200 and prepaid expenses of $3,000, or $.02 per share

  December 2000 through January 2001, the Company issued 46,000 shares of common stock for $23,000 cash or $.50 per share.

  For the year ended 2000:
  March 2000, the Company issued 16,500,000 shares of common stock for services rendered valued at $6,430, prepaid expenses of $9,430, and debt relief of $17,140, or $.002 per share

















The accompanying notes are an integral part of these financial statements.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization - Charter Resources International, a Nevada Corporation (the "Company") was originally organized under the laws of the State of Utah on April 11, 1983 as T.V. Key, Inc. In May 1984, The Company issued 2,500,000 shares of common stock pursuant to a public offering for total proceeds of $25,000, or $.01 per share, less $3,220 in stock offering costs.

  On March 5, 1984, the stockholders of T.V. Key, Inc. [Parent] approved the issuance of 9,375,000 shares of restricted common stock to the
  shareholders of   Universal  Tank  &  Iron  Works,  Inc.  [Subsidiary]
  in  a   tax-free reorganization  wherein Universal Tank & Iron Works,
  Inc. became a wholly owned subsidiary of the Company. As part of the agreement, 475,000 shares of restricted stock held by an officer
  of the Company were contributed back to  the  Company.   After the
  stock issuance, 12,500,000 shares of common stock were issued and outstanding with approximately twenty-five percent [25%] of those shares being held by the Parent shareholders. The business combination was accounted for as a pooling of interest. The Company's name was changed to Universal Tank & Iron Works Corporation. During April 1985, the Company changed its name to Universal Technology, Inc. and its corporate domicile to Nevada.

  On May 1, 1985, the Company entered into a rescission agreement, under which, the Company rescinded its acquisition of all the outstanding common stock of Universal Tank & Iron Works, Inc. Under the terms of the agreement, the Company returned all outstanding shares of stock of Universal Tank & Iron Works, Inc. and received, in consideration therefore the 9,375,000 shares of stock given up in the acquisition. Universal Tank & Iron Works returned
  the $10,068 advanced to them by the Company.   The 475,000  restricted
  shares which had previously been canceled were reissued to an officer of the Company. The rescission of the acquisition had the legal effect of rescinding the original transaction as though it had never taken place.

  On  December 31, 1985, the stockholders approved the issuance of
  10,520,000 shares   of  restricted  common  stock  to  the
  shareholders of Advanced Diversified Technology, Inc. in a tax-free reorganization wherein Advanced Diversified Technology, Inc. was to become a wholly owned subsidiary of the Company. In anticipation of the foregoing, the Company's name was changed to Advanced Diversified Technology, Inc. The Company never completed the merger and cancelled the 10,520,000 shares of common stock previously issued.

  During 1987, the Company entered into negotiations with Charter Sports and Entertainment, Inc., a private California corporation wherein the Company acquired all of the outstanding shares of stock of Charter Sports and Entertainment, Inc. in a stock for stock tax-free
  reorganization.   The Company effected a reverse split all its
  outstanding stock on a 1.67 to 1 basis, changed the par value per share of common stock from $.001 to $.002 per share, and changed the name of the Company to Charter Sports and Entertainment Group, Inc. The Company issued 8,234,000 post-split shares to the shareholders of Charter Sports and Entertainment, Inc. in exchange for
  all   the  issued  and  outstanding  stock  of  Charter  Sports   and
  Entertainment,  Inc.   After the acquisition, the  former  shareholders
  of Charter  Sports  and  Entertainment, Inc. owned approximately  83%
  of the outstanding shares of the combined entity, resulting in a change in control of the Company.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

  The   Company   ceased  its  former  operations  related  to   sports
  and entertainment and was in non-compliance with state filing requirements resulting in the Company's charter being revoked by the State of Nevada. During August 1996, the Company revived the corporation and brought the Company current with State of Nevada filing requirements.

  With the reinstatement of the corporation and the commencement of activities during 1996, the Company is considered to have re-entered into development stage. Accordingly, the Company has provided cumulative totals on its statements of operations and cash flows for the development stage period.

  During   September  1996,  the  Company  changed  its   name   to
  Townweb International, Inc. but thereafter changed the name back to Charter Sports and Entertainment Group, Inc.

  During September, 2000 the Company changed its name to Charter Resources International.

  Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

  Property and Equipment - Property and equipment are stated at cost. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized, upon
  being  placed  in service.   Expenditures  for  maintenance  and
  repairs are charged to expense as incurred. Depreciation is computed using the straight-line method for financial reporting purposes, with accelerated methods used for income tax purposes. The estimated useful lives of property and equipment for purposes of financial reporting is five years.

  Accounting   Estimates  -  The  preparation  of  financial  statements
  in conformity   with   generally  accepted  accounting   principles
  required management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses
  during the reporting  period.   Actual results could differ from those
  estimated by management.

  Development Stage - The Company is considered a development stage company as defined in SFAS no. 7. Since its re-entry into the
  development  stage during   1996   the   Company  is  primarily
  seeking  potential   business opportunities in the mining industry.

  Valuation of Stock Issued For Goods and Services - The Company values stock issued for goods and services at the current market price per share.

  Earnings Per Share - The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the periods presented, in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share"
  [See Note 10].

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

  Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting
  for Income Taxes."   This  statement  requires an asset  and liability
  approach  for accounting for income taxes. [See Note 5]

  Recently Enacted Accounting Standards - Statement of Financial Accounting Standards (SFAS) No. 136, "Transfers of Assets to a not for profit organization or charitable trust that raises or holds contributions for others", SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - deferral of the effective date of FASB Statement No. 133 (an amendment of FASB Statement No. 133)", SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities - and Amendment of
  SFAS No. 133", SFAS No. 139, "Recission of SFAS No. 53 and Amendment to SFAS No. 63, 89 and 21", and SFAS No. 140, "Accounting to Transfer and Servicing of Financial Assets and Extinguishment of Liabilities", were recently issued. SFAS No. 136, 137, 138, 139 and 140 have no current applicability to the Company or their effect on the financial statements would not have been significant.

NOTE 2 - GOING CONCERN

  The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has no on-going operations and has incurred losses
  since its  inception.   Further,  the Company  has  current
  liabilities in excess of current assets and has a stockholders' deficit. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through sales of its common stock. There is no assurance that the Company will be successful in raising this additional capital or achieving
  profitable  operations.   The  financial statements  do  not  include
  any adjustments that might result from the outcome of these uncertainties.

NOTE 3 - PREPAID EXPENSES

  The Company issued common stock in September 1996 for services to be provided from September 1996 through September 2001. At March 31, 2001, $1,800 remains as prepaid expense related to this agreement.

  The  Company  issued  common stock in November  2000  for  services
  to  be provided  from  November 2000 through October 2001.   At
  March 31, 2001, $3,000 remains as the prepaid expense related to this agreement.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 4 - PROPERTY AND EQUIPMENT

  The following is a summary of property and equipment - at cost, less accumulated depreciation as of March 31, 2001:


    Computer equipment                   $  2,438
    Less:  accumulated depreciation          (156)
                                      ___________
         Total                           $  2,282
                                      ___________

  Depreciation expense charged to operations was $156 and $0 for the years ended March 31, 2001 and 2000.

NOTE 5 - INCOME TAXES

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" which requires the liability approach for the effect of income taxes.

  The Company has available at March 31, 2001 and 2000, unused operating loss carryforwards of approximately $280,000 and $96,000 which may be applied against future taxable income and which expire in various
  years  through 2021.   However, if certain substantial changes in the
  Company's  ownership should  occur,  there could be an annual limitation on the  amount  of  net operating  loss  carryforward which
  can be utilized.   The  amount  of  and ultimate  realization of the
  benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards the Company has established a valuation allowance equal to the tax effect of the loss carryforwards (approximately $95,000) at March 31, 2001 and, therefore, no deferred tax asset has been recognized for the loss carryforwards. The change in the valuation allowance is equal to the tax effect of the current period's net loss (approximately $63,000 and $6,000 for 2001 and 2000, respectively).

NOTE 6 - RELATED PARTY TRANSACTIONS

  Management Compensation - The Company has recorded non-cash compensation to its officers and directors during the years ended March 31, 2001 and 2000 in the amount of $9,430, and $6,430, respectively.

  Office Space - The Company has rented its office space from companies related through common control [See Note 7].

  Related Party Payables - At March 31, 2001, the Company had accounts payable to related parties for advances received or for Company expenses paid by shareholders of the Company or entities controlled by them in the amount of $122,324.

  Stock for Services - In February 1997, a shareholder of the Company issued two related party consultants 2,447,500 shares of common stock from his personal stock holdings for services rendered to the Company from September 1996 through February 1998, valued at $48,950, or $.02 per share. This has been accounted for as a contribution to capital in excess of par value.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 7 - OPERATING LEASES

  On September 9, 2000, the Company entered into a lease agreement for office space with a company related through common control. The lease has an eighteen month term, of which $1,200 is payable monthly for the last fourteen months of the lease. The rent expense for the year has been adjusted to reflect $933 per month based on the eighteen-month term. The lease also states that rent is to accrue from January 15, through June 15, 2001. The accrued payments are to be paid by September 15, 2001.

  From May 1, 2000 through December 31, 2000, the Company rented office space in Torrance, California on a month to month basis from Pacific Group Holdings, a company related through common control. On January 2, 2001, the Company entered into a lease agreement with Pacific West Trading, Inc., a company related through common control, for office space. The lease has a twenty-four month term of $3,500 payable monthly. The lease also states that rent is to accrue unpaid until June 10, 2001. The accrued unpaid interest is due within forty-five days of the lessee starting monthly lease payments. If the lessee does not secure funding by June 10, 2001, then lessor will grant a sixty-day extension to enable lessee to complete their funding. The lessee will begin paying rent no later than August 10, 2001.

  From April 1, 1990 through April 30, 2000, the Company used the address of an officer/shareholder of the Company as a mailing address. The cost is considered nominal and has not been reflected as an expense of the Company.

  The following schedule is a summary of minimum scheduled lease payments for the next five years as of March 31,:

              2002             $ 52,733
              2003               31,500
              2004                    -
              2005                    -
              2006                    -
                               ________
                      Total    $ 84,233
                               ________

  Lease expense for the years ended March 31, 2001 and 2000 was $44,500 and $0, respectively.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

  Production,  Royalty, and Lease Participation Agreements - On September
  6, 2000,   the   Company  entered  into  a  Production,  Royalty,  and
  Lease Participation Agreement with Stanley L. Harlow (SLH). The agreement states that the Company will lease two different claim groups from SLH. The first lease is for the Chesco Lode Claims which consists of Bureau of Land Management (BLM) claims which are controlled by SLH. The second lease is for the Zeolite Placier Claims which consists of BLM claims which are controlled by SLH.

  The Company has agreed to pay a production royalty of $3,000 minimum or five percent of Net Smelter Returns (NSR), whichever is greater, payable monthly. The royalty agreement will commence during March
  2001.   The Company  may  purchase  SLH's  interest  in  the  Chesco
  Lode Claims for $1,000,000 prior to September 6, 2003. After September 6, 2003, the purchase price is $5,000,000. The Company has paid $4,500 to serve as an option payment for the first six months of the agreement.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 8 - COMMITMENTS AND CONTINGENCIES [Continued]

  The Company has agreed to pay a production royalty of $1,500 minimum or five percent of Net Smelter Returns (NSR), whichever is greater, payable monthly. The royalty agreement will commence on the May 1,
  2001.   The Company  may  purchase  SLH's interest in the Zeolite
  Placier Claims for $1,000,000 prior to September 6, 2003. After September 6, 2003, the purchase price is $5,000,000. The Company has paid $2,250 to serve as an option payment for the first six months of the agreement.

  On September 6, 2000, the Company entered into a Production, Royalty, and Lease Participation Agreement with Stanley L. Harlow (SLH). The agreement is for the lease of the Bluestar Mine Claims which consists of Bureau of Land Management (BLM) claims which are controlled by SLH.

  The Company has agreed to pay a production royalty of $3,000 minimum or five percent of Net Smelter Returns (NSR), whichever is greater, payable monthly. The royalty agreement will commence during September
  2001.   The Company  may  purchase  SLH's  interest in the  Bluestar
  Mine Claims for $1,000,000 prior to September 6, 2003. After September 6, 2003, the purchase price is $5,000,000.

  The Company is still in the development stage and has not yet generated any revenues pursuant to these agreements.

  Discontinued operations - Management believes that the Company is not liable for any existing liabilities related to its former discontinued operations or former subsidiary. The Company is not currently named nor is it aware of any such claims or suits against
  the  Company.   Management further  believes that the Company would be
  successful in defending against any such claims and that no material negative impact on the financial condition of the Company would occur. Management further believes that with the passage of time the likelihood of any such claims being raised is becoming more remote.
  No amounts have been reflected or accrued in these financial statements for any such liability.

NOTE 9 - STOCK ISSUANCES

  December 2000 through January 2001, the Company issued 46,000 shares of common stock for $23,000 cash, or $.50 per share.

  November 2000, the Company issued 200,000 shares of common stock for consulting services contracted in July 2000. The contract was for services rendered from July 6, 2000 through July 5, 2001, valued at
  $4,000, or  $.02 per  share.   At  March 31, 2001, $3,000 of this
  contract is  reflected  as prepaid expenses.

  November 2000, the Company issued 10,000 shares of common stock for services rendered valued at $200, or $.02 per share.

  In October 2000, the Company issued 500,000 shares of common stock to a consultant for contracted services related to the preparation of the Company's business plan. The contract for services rendered was valued at $5,625, or $.0113 per share.

  In July 2000, the Company issued 600,000 shares of common stock to a consultant for contracted services rendered from July 1, 2000 through March 31, 2001 valued at $6,750, or $.0113 per share. The contract was for accounting/business consulting at $750 per month for nine months.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 9 - STOCK ISSUANCES [CONTINUED]

  In June 2000 the Company issued 400,000 shares of common stock to a consultant for accounting/business consulting services rendered from July 1, 1998 through June 30, 2000, valued at $4,000, or $.01 per share. The contracted services were for two years at $2,000 per year.

  In March 2000, the Company issued 15,000,000 shares of common stock to officers/directors for services rendered from August 1, 1996 through March 31, 2001, valued at $30,000, or $.002 per share.

  In March 2000, the Company issued 1,500,000 shares of common stock to a consultant, who became an officer of the Company in November 2000, for services rendered from November 26, 1998 through March 31, 2001, valued at $3,000, or $.002 per share.

  February 1997, the Company issued 25,000 shares of common stock for services rendered of $500, or $.002 per share.

  February 1997, the Company issued 5,000 shares of common stock for cash of $100, or $.002 per share.

  On September 10, 1996, the Company entered into an agreement with Townweb International for consulting services over five years valued at $100,000. The Company issued 50,000,000 shares of common stock for the $100,000 of services, or $.002 per share. However, in November 2000, the Company renegotiated the agreement with Townweb International, wherein, Townweb International agreed to return 40,000,000 of the previously issued shares. The financial statements reflect the 10,000,000 net outstanding shares as having a value of $20,000, or $.002 per share.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 10 - EARNINGS (LOSS) PER SHARE

  The following data show the amounts used in computing income (loss) per share and the effect on income and the weighted average number of shares of dilutive potential common stock for the years ended March 31, 2001 and 2000 and for the period from the re-entering of development stage on August 15, 1996 through March 31, 2001:

                                                      Cumulative from
                                                     the Re-entering of
                                        For the      Development Stage
                                       Year Ended       on August 15,
                                         March 31,      1996 through
                                  _____________________   March 31,
                                      2001      2000       2001
                                  __________ __________ __________

    (Loss) from continuing operations
      available to common
       stockholders (numerator)   $ (185,575)$  (17,479)$ (281,944)
                                  __________ __________ __________
    Weighted average number of
      common shares outstanding
      used in earnings per share
      during the period
     (denominator)                35,022,703 17,420,500 20,041,225
                                  __________ __________ __________

  Dilutive earnings per share was not presented, as the Company had no common equivalent shares for all periods presented that would
  effect   the computation of diluted earnings (loss) per share.

                               PART III


ITEM 1.   EXHIBITS INDEX

SEC No.   Document                                                Exhibit No.

3         Articles of Incorporation                               3.1*

3         By-Laws                                                 3.2*

4         Common Stock Specimen Certificate                       4.1*

10      Material contracts

     Production, Royalty, and Lease Participation Agreement - Chesco10.1*

     Production, Royalty, and Lease Participation Agreement - Blue Star 10.2*

                              SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Charter Resources International


By:     /s/ Lawrence J. Muno              Date:   May 29, 2001

     Lawrence J. Muno, Chairman of the Board
     Chief Executive Officer and Chief Financial Officer


By:     /s/ Peter R. Del Mastro              Date:   May 29, 2001

     Peter R. Del Mastro, President and Director

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Van L. Butler, the undersigned's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for the undersigned and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing, requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and the dates indicated.


By:      /s/ Lawrence J. Muno             Date:    May 29, 2001

     Lawrence J. Muno, Chairman of the Board
     Chief Executive Officer and Chief Financial Officer


By:     /s/ Peter R. Del Mastro             Date:   May 29, 2001

     Peter R. Del Mastro, President and Director


By:     /s/ Katherine D. Muno            Date:   May 29, 2001

     Katherine D. Muno, Director